**Company Secretariat**



BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 1300 55 47 57 Fax +61 3 9609 4372
bhpbilliton.com

BHP Billiton Plc
Neathouse Place
London SW1V 1BH UK

Tel  +44 20 7802 4000
Fax + 44 20 7802 4111
bhpbilliton.com

4 April 2007

To:    London Stock Exchange
       Frankfurt Stock Exchange
       Swiss Stock Exchange

## Notice of Cancellation of Shares

Please find attached Form 484 notifying the Australian Securities and Investments Commission of the cancellation of 141 098 555 shares acquired from shareholders under the BHP Billiton Limited off-market share buy-back. The shares were cancelled on 26 March 2007

**R E Mallett**
Deputy Company Secretary
BHP Billiton Limited



Australian Securities &
Investments Commission

COPY

lodged 28/3/07

**Form 484**
Corporations Act 2001

# Change to company details

**Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:**

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

**If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement**

## Company details

Refer to guide for information about corporate key

Company name
BHP Billiton Limited

ABN
49 004 028 077

Corporate key
02518624

## Lodgement details

**Who should ASIC contact if there is a query about this form?**

Name
**Ross Mallett - BHP Billiton Limited**

ASIC registered agent number (if applicable)
12571

Telephone number
(03) 9609 3324

Postal address
Level 27 BHP Billiton Centre, 180 Lonsdale Street
Melbourne VIC 3000

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Ross Mallett

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
2 8 0 3 0 7
[D D] [M M] [Y Y]

## Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

**For help or more information**
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Melbourne\004936148

# Section C **completion guide**

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

## Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

| | | C1 – Cancellation of shares | C2 – Issue of shares | C3 – Change to share structure table | C4 – Change to members register |
|---|---|---|---|---|---|
| ☐ | **Issue of shares** | | | | |
| | Proprietary company | Not required | ✓ | ✓ | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | Not required | ✓ | ✓ | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| ☐ | **Cancellation of shares** | | | | |
| | Proprietary company | ✓ | Not required | ✓ | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☒ | if not in response to the Annual company statement | ✓ | Not required | Not required | Not required |
| ☐ | **Transfer of shares** | | | | |
| | Proprietary company | Not required | Not required | Not required | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| ☐ | **Changes to amounts paid** | | | | |
| | Proprietary company | Not required | Not required | ✓ | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | Not required | Not required | ✓ | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| ☐ | **Changes to beneficial ownership** | | | | |
| | Proprietary company | Not required | Not required | Not required | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

# C1 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

— Redeemable preference shares – **S.254J**

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

— Capital reduction – **S.256A – S.256E**

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place.

— Share buy-back – **ss.257H(3)**

☐ Minimum holding buy-back by listed company

☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – **S.258D**

— Shares returned to a public company – **ss.258E(2) & (3)**

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 141,098,555 | A$3,500,655,149.55 |
| | | |
| | | |
| | | |
| | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred.

| 2 | 6 | / | 0 | 3 | / | 0 | 7 |
|---|---|---|---|---|---|---|---|
| [D | D] | | [M | M] | | [Y | Y] |

Melbourne\004936148